UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Contents

On April 6, 2018, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at CEMEX’s 2017 ordinary general and extraordinary general shareholders meetings that were held on April 5, 2018.

The following is an unofficial English translation of the information that was provided to the Mexican Stock Exchange, in the event of any discrepancy between the English translation and the Spanish version of the information provided to the Mexican Stock Exchange, the Spanish version shall prevail:

Summary of the resolutions adopted in the Ordinary General Shareholders’ Meeting held pursuant to article 181 of the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles):

FIRST:	The Chief Executive Officer Report on the Company’s operation during the 2017 fiscal year, the Reports of Financial Situation, the Income Statement, the Statement of Cash Flows and of Changes in Equity, individual and consolidated, for the 2017 fiscal year, with the complementary notes; the Board of Directors Report on operations and activities in which it was involved during the 2017 fiscal year; the Annual Report on the Audit and Corporate Practices and Finance Committees’ activities; the Report on the main information and accounting principles and policies followed in the preparation of the financial information, and the Report on the review of the Company’s tax situation, were all approved; every act and proceeding by the Chief Executive Officer, the Board of Directors and the Audit and Corporate Practices Committees was approved and confirmed.

SECOND:	The resolution on allocation of results for the year ended December 31, 2017 was approved in the following terms:

(amounts in constant million Mexican pesos as of December 31, 2017)
Accumulated Retained earnings:	67,885
2016 Capitalization:	(9,464)
2017 Earnings:	15,221
Equity in subsidiaries and associates:	(17,867)

Unallocated earnings:	55,775
Share repurchase reserve:	(9,310)*

Retained earnings remainder:	46,465

*Approximately, considering an amount of USD$500 million or its equivalent in Mexican pesos, based on an exchange rate of $18.6196 Mexican pesos per USD$1.00

THIRD:	The proposal of the Company’s Board of Directors to extend until December 31, 2023 the current Restricted Stock Plan for Employees, Officers and Managers (formerly the Stock Purchase Option Plan) of CEMEX, S.A.B. de C.V. and its subsidiaries, is approved in all of its terms, so that the rights pursuant to such plan can be granted or assigned within this new term, as well as to increase the capital stock in its variable portion, in the following terms:

“FIRST: Extend until December 31, 2023 the current Restricted Stock Plan for Employees, Officers and Managers (formerly the Stock Purchase Option Plan) of CEMEX, S.A.B. de C.V. and its subsidiaries.

SECOND: Increase the capital stock of Cemex, S.A.B. de C.V. in its variable part in the amount of $2’082,457.50 Mexican pesos (two million eighty two thousand four hundred and fifty seven Mexican pesos 50/100), through the issuance of up to 750’000,000 (seven hundred and fifty million) nominative ordinary common shares without expression of nominal value, of which up to 500’000,000 (five hundred million) will be Series A, and up to 250’000,000 (two hundred and fifty million) will be Series B, with the same characteristics and the same rights than the currently outstanding shares, which will be kept in treasury to be subscribed and paid pursuant to the terms and conditions of the Plan, without preemptive rights being applicable for shareholders. Subscription of shares representing the increase in capital stock will be made at a theoretical value $0.00277661 Mexican pesos per share, plus a premium.

THIRD: Shares representing the capital increase will be represented by Ordinary Participation Certificates (“Cemex.CPO”) to be issued by Banco Nacional de México, S.A. as trustee of Trust No. 111033-9, issuing up to 250’000,000 (two hundred and fifty million) Cemex.CPO which will each be referred to 2 (two) Series A ordinary shares and 1 (one) Series B ordinary share. For these purposes, shares representing the capital increase will be issued on behalf of such financial institution.

FOURTH: The certificates representing the shares to be issued, whether temporary or definitive certificates, will include 12 coupons with the corresponding consecutive numeration and can be executed by any two directors pursuant to the Company’s by-laws.

FIFTH: Authorize the Board of Directors to determine the terms and conditions which have not been decided by the Shareholders Meeting, as well as the terms and conditions which are to be fulfilled in order to have a right to acquire the shares and the persons who will participate in the Plan..”

FOURTH:	It was approved to set the amount of USD$500’000,000.00 (five hundred million U.S. Dollars 00/100) or its equivalent in Mexican pesos, as the maximum amount of resources for the year ending on December 31, 2018, and until the next ordinary shareholders meeting is held, that Cemex, S.A.B. de C.V. can use to purchase its own shares or securities that represent such shares

FIFTH:	It was approved to authorize the Board of Directors of Cemex, S.A.B. de C.V. so that it determines the basis on which the purchase and placement of such shares is made, appoints the persons who will be authorized to make the decision of purchasing or placing such shares, appoints the persons responsible to make the transaction and furnish the corresponding notices to authorities. The Board of Directors and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine in each case, if the purchase is made with charge to stockholders’ equity as long as the shares belong to the Company, or with charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury.

SIXTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Board of Directors:

ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Relevant Director of the Company)

FERNANDO ÁNGEL GONZÁLEZ OLIVIERI	Non-Independent Director (Criteria: Relevant Officer of the Company)

TOMÁS MILMO SANTOS	Non-Independent Director (Criteria: Fourth degree blood relative of the Executive Chairman of the Board of Directors)

IAN CHRISTIAN ARMSTRONG ZAMBRANO	Non-Independent Director (Criteria: Fourth degree blood relative of the Executive Chairman of the Board of Directors)

MARCELO ZAMBRANO LOZANO	Non-Independent Director (Criteria: First degree blood relative of Executive Chairman of the Board of Directors)

RAMIRO GERARDO VILLARREAL MORALES	Non-Independent Director (Criteria: Relevant Officer of the Company)

ARMANDO J. GARCÍA SEGOVIA	Independent Director

RODOLFO GARCÍA MURIEL	Independent Director

DIONISIO GARZA MEDINA	Independent Director

JOSÉ MANUEL RINCÓN GALLARDO PURÓN	Independent Director

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director

ARMANDO GARZA SADA	Independent Director

DAVID MARTÍNEZ GUZMÁN	Independent Director

EVERARDO ELIZONDO ALMAGUER	Independent Director

GABRIEL JARAMILLO SANINT	Independent Director

Based on the mentioned criteria and the reports from each of the proposed persons, it was confirmed that no Director marked as Independent falls under the scenarios mentioned in article 26 of the Mexican Securities Market Law (Ley del Mercado de Valores).

SEVENTH:	ROGELIO ZAMBRANO LOZANO, ROGER SALDAÑA MADERO and RENÉ DELGADILLO GALVÁN were elected as Chairman, Secretary and Assistant Secretary of the Board of Directors of CEMEX, S.A.B. DE C.V., the latter two not being Directors.

EIGHTH:	It was approved that the Directors be exempted from posting bond.

NINTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Audit Committee:

JOSÉ MANUEL RINCÓN GALLARDO PURÓN

RODOLFO GARCÍA MURIEL

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

EVERARDO ELIZONDO ALMAGUER

TENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Corporate Practices and Finance Committee:

DIONISIO GARZA MEDINA

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

RODOLFO GARCÍA MURIEL

ARMANDO GARZA SADA

ELEVENTH:	JOSÉ MANUEL RINCÓN GALLARDO PURÓN and DIONISIO GARZA MEDINA were appointed Presidents of the Audit Committee and the Corporate Practices and Finance Committee of CEMEX, S.A.B. de C.V., respectively. The Secretary and Assistant Secretary of the Board of Directors will act as Secretary and Assistant Secretary of the Audit and the Corporate Practices and Finance Committees without forming part of the aforementioned committees.

TWELFTH:	The remuneration proposal for members of CEMEX, S.A.B. de C.V.’s Board of Directors, and Audit and Corporate Practices and Finance Committees, is approved in the following terms: “as honoraria, for the following twelve month period each of the members of CEMEX, S.A.B. de C.V.’s Board of Directors will be awarded $400,000.00 Mexican pesos for each meeting they attend, with charge to statements of operations, as well as awarding each of the members of CEMEX, S.A.B. de C.V.’s Audit and Corporate Practices and Finance Committees $96,000 Mexican pesos for each committee meeting they attend; members of the committees created by the Board of Directors shall receive, at most, the same compensation as awarded to the members of the Audit Committee and the Corporate Practices and Finance Committee”.

THIRTEENTH:	ROGELIO ZAMBRANO LOZANO, FERNANDO ÁNGEL GONZÁLEZ OLIVIERI, ROGER SALDAÑA MADERO and RENÉ DELGADILLO GALVÁN were appointed so that jointly or separately they appear before the Public Notary of their choice to record the minute relating the present Meeting, formalize and comply, at the proper time, the adopted resolutions and manage their inscription in the corresponding Public Registry of Commerce, if necessary.

Summary of the resolutions adopted in the Extraordinary General Shareholders’ Meeting held pursuant to article 182 of the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles):

FIRST:	The increase of capital stock of Cemex, S.A.B. de C.V. in its variable part in the amount of $1,258,407.08 Mexican pesos (one million two hundred fifty eight thousand four hundred and seven Mexican pesos 08/100) is approved, through the issuance of up to 453,217,080 (four hundred fifty three million two hundred seventeen thousand and eighty) nominative ordinary common shares without expression of nominal value, of which 302,144,720 (three hundred and two million one hundred forty four thousand seven hundred and twenty) will be Series A, and up to 151,072,360 (one hundred fifty one million seventy two thousand three hundred and sixty) will be Series B, which will confer the same rights and obligations than the currently outstanding shares. Subscription of the shares will be made to a theoretic value of $0.00277661 per share, plus a premium.

The shares will be subscribed and paid by their placement through a public offer or private placement, either in Mexico or abroad, and/or through the issuance of convertible notes pursuant to Article 210 Bis of the Mexican Securities and Credit Transactions Law (Ley General de Títulos y Operaciones de Crédito).

The shares will be kept in treasury to be subscribed and paid afterwards, through payment or conversion, as applicable, without the preemptive right being applicable pursuant to the Company’s by-laws and applicable legislation.

SECOND:	It is approved that shares representing the capital increase will be represented by 151,072,360 (one hundred fifty one million seventy two thousand three hundred and sixty) Ordinary Participation Certificates (“Cemex.CPO”) to be issued by Banco Nacional de México, S.A. as trustee of Trust No. 111033-9, which will each be referred to 2 (two) Series A ordinary shares and 1 (one) Series B ordinary share. For these purposes, shares representing the capital increase will be issued on behalf of such financial institution and deposited in S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.

THIRD:	It is approved that terms and conditions of the public offer or private placement of the shares and of the convertible notes, will be decided by the Board of Directors, pursuant to the applicable legal rules and taking always into account the prevailing conditions in the market, being the Board of Directors authorized to formalize the capital increase when the subscription price is determined and the conversion of the convertible notes takes place, and to decide any terms and conditions that have not been decided by the Shareholders Meeting.

FOURTH:	It is approved that the convertible notes will be convertible into shares represented by ordinary participation certificates, with maturity not to exceed 10 (ten) years from their placement, without the possibility of placing them below par and being able to carry out the placement through public offer or private placement or with institutional investors, in Mexico or abroad.

FIFTH:	It is approved that placement of the shares through public offer or private placement and, if applicable, the issuance of convertible notes, will take place within a period that will not exceed 5 (five) years from the date the extraordinary shareholders meeting was held.

SIXTH:	It is approved that the certificates representing the shares to be issued, whether temporary or definitive certificates, will include 12 coupons with the corresponding consecutive numeration and, as with the convertible notes, can be executed by any two directors.

SEVENTH:	Rogelio Zambrano Lozano, Fernando Ángel González Olivieri, José Antonio González Flores, Roger Saldaña Madero, René Delgadillo Galván, Guillermo Francisco Hernández Morales and Francisco Javier Figueroa Zambrano are appointed so that jointly or separately any one of them furnishes the notices and files the publications needed in relation to the resolutions approved by the Shareholders Meeting; they will also be able to (a) carry out before any authority, institution, registry, notary or third party, the issuance and placement of the shares, the ordinary participation certificates representing such shares, and/or the issuance and placement of the convertible notes; 8b) negotiate, grant and formalize on behalf of the Company acts, agreements, contracts, declarations of intent or any legal act needed or related with the public offer or private placement of the shares and with the public offer, issuance and public and/or private placement of the convertible notes, and (c) formalize acts, agreements, contracts or any legal act required to fulfill the resolutions adopted in this Extraordinary Shareholders Meeting.

In relation to the aforementioned transactions, the attorneys-in-fact will have powers of attorney for lawsuits and collections, administration acts, ownership acts and subscription of credit instruments, pursuant to article 2554 of the Mexican Federal Civil Code (Código Civil Federal) and the corresponding civil codes of the states of Mexico and to article 9 and 85 of the Mexican Securities and Credit Transactions Law (Ley General de Títulos y Operaciones de Crédito).

EIGHTH:	ROGELIO ZAMBRANO LOZANO, FERNANDO ÁNGEL GONZÁLEZ OLIVIERI, ROGER SALDAÑA MADERO and RENÉ DELGADILLO GALVÁN were appointed so that jointly or separately they appear before the Public Notary of their choice to record the minute relating the present Meeting, formalize and comply, at the proper time, the adopted resolutions and manage their inscription in the corresponding Public Registry of Commerce, if necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 6, 2018	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller